UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 1 2011 WASH., D.C. 211 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53685

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 18 2011 DIVISION OF TRADING & MARKETS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2010 (MM/DD/YY) AND ENDING 6/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCOTTSDALE CAPITAL ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 E. MCDONALD DRIVE SUITE 6
(No. and Street)

SCOTTSDALE, AZ 85253
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUSTINE HURRY 480-603-4904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

23974 ALISO CREEK RD. SUITE 395 LAGUNA NIGUEL, CA 92677
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11022837

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JUSTINE HURRY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCOTTSDALE CAPITAL ADVISORS, as of 8-11, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

OFFICIAL SEAL
AYALA WASSERMAN
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Comm. Expires April 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scottsdale Capital Advisors Corporation

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AND
INDEPENDENT AUDITORS REPORT
ON INTERNAL CONTROL

For the Year Ended June 30, 2011

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Scottsdale Capital Advisors Corporation
Scottsdale, Arizona

We have audited the accompanying statement of financial condition of Scottsdale Capital Advisors Corporation (the Company) as of June 30, 2011, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scottsdale Capital Advisors Corporation at June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
August 5, 2011

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

ASSETS

Current assets:		
Cash and cash equivalents	$	507,389
Accounts Receivable		399,912
Clearing Deposits		100,077
Prepaid expenses		3,811
Total current assets		1,011,189
Other Assets:		
Deposits		4,817
Licensing Fees NASD Firm		22,021
Security Positions		85,000
Total other assets		111,838
Total assets	$	1,123,027

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	58,190
Accrued expenses		667,430
Deferred revenue		7,013
Total current liabilities		732,633
Commitments and contingent liabilities (Note 5)		-
Stockholders equity:		
Additional paid in capital		76,000
Common stock, no par value, authorized 2,000,000 shares, issued and outstanding		795,000
Retained earning		(480,606)
		390,394
Total liabilities and member's equity	$	1,123,027

See independent auditors' report and accompanying notes

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF OPERATION
FOR THE YEAR ENDED JUNE 30, 2011

Sales:		
Clearing revenue	$	13,479,626
Investment company revenue		55,452
Other revenue		147,186
Total sales		13,682,264
Cost of Sales:		
Ticket and trading		815,292
Sales compensation		11,194,543
Clearing fees		196,786
Total cost of sales		12,206,621
Gross Profit		1,475,643
General and administrative expenses:		
Compensation		626,901
Professional and consulting fees		91,093
Office		8,918
Advertising and marketing		77,750
Postage		13,872
Communication		13,708
Occupancy		534,290
Permits and licenses		41,751
Regulatory fees		43,831
Exchange firm fees		668
Utilities		13,078
Total general and administrative expenses		1,465,859
Net income	$	9,784

See independent auditors' report and accompanying notes

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED JUNE 30, 2011

	Common Stock		Additional		Total
	Shares	Amount	Paid-in-Capital	Retained Earnings	Stockholders' Equity
Balance at June 30, 2010	2,000,000	$ 795,000	$ 76,000	$ (490,390)	$ 380,610
Capital Contribution			-		-
Distributions				-	-
Net income				9,784	9,784
Balance at June 30, 2011	2,000,000	$ 795,000	$ 76,000	$ (480,606)	$ 390,394

See independent auditors' report and accompanying notes

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2011

Cash flows from operating activities:		
Net income	$	9,784
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		(176,939)
Accounts receivable		(30,000)
Clearing deposits		(3,811)
Prepaid expense		12,000
Security positions		(201)
Licensing fees		
Increase (decrease) in liabilities:		(317,796)
A/P and Accrued liabilities		7,013
Deferred revenue		
Net cash used by operating activities		(499,950)
Cash flows from financing activities:		
Distribution payments to shareholder		-
Additional paid in capital by shareholder		-
Dividend payable		-
Net cash provided by financing activities		-
Net change in cash		(499,950)
Cash, beginning of the year		1,007,339
Cash, end of the year	$	507,389

See independent auditors' report and accompanying notes

1. ORGANIZATION

Scottsdale Capital Advisors Corporation (the Company), was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to institutional customers as a introducing broker dealer transacting securities on a fully disclosed basis. The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to customers throughout the United States.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity. On December 31, 2007 the Company purchased the assets of Investing Securities Corp, another Broker Dealer for $280,000. The Company paid cash for their investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("*SFAS No. 144*"), the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using straight-line over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On June 29, 2001, the Company elected to be taxed as an "S" Corporation. Accordingly, the Company has not provided for federal and state income taxes since the income tax liability is that of the individual stockholders.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Deferred Revenue

The Company bills one month in advance for pre-quote utilization software by its customers. Advance billings for Pre-quote software utilization are recorded, but not earned, and are classified as deferred revenue.

Concentration of Credit Risk

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("*SFAS No. 142*"), goodwill is defined as the excess of the purchase price over the fair value assigned to individual assets acquired and liabilities assumed and is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the Company's fourth fiscal quarter or more frequently if indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company's reporting units with each respective reporting unit's carrying amount, including goodwill. The fair value of reporting units is generally determined using the income approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of any impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. In accordance with SFAS No. 142, no amortization is recorded for goodwill with indefinite useful life.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENRAL CREDITORS

The Company had no borrowings under subordination agreements at June 30, 2011.

4. FURNITURE AND EQUIPMENT

Office Furniture and equipment	$	269,708
		269,708
Less: Accumulated depreciation		(154,946)
Prior year impairment of furniture and equipment		(114,762)
At June 30, 2011:	$	-

5. RELATED PARTY TRANSACTIONS

The Company leases its facilities from a related party company owned primary by the Company's CEO and President. The Company does not maintain a long term lease with the related party and pays a monthly rent based on occupancy of the building. During the year ended June 30, 2011 the company incurred $534,290 in rent expense with the related party.

The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC which is owned by the Company's CEO. During the year ended June 30, 2011 the company made no distribution payments to Scottsdale Capital Advisors Holding LLC as of June 30, 2011.

On March 3, 2011 The Company's president, a related party acquired the entire interest in Alpine Securities a clearing firm. During the course of the year ended June 30, 2011 the company recognized $1,382,194 in clearing revenue which reflected approximately 10% of total revenues recognized during the year. As of June 30, 2011 the company had $326,025 receivable from Alpine Securities. As of June 30, 2011 the company had $25,000 deposit on account with Alpine Securities.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company does not maintain any lease commitments as of June 30, 2011.

7. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. CONCENTRATION OF CREDIT RISK (continued)

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At June 30, 2011, the Company had no cash deposits in excess of the FDIC coverage.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2011, the Company had net capital of $339,461, which was $239,461 in excess of its required net capital of $100,000 The Company's ratio of aggregate indebtedness to net capital was 4.63 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

10. SIPC - NET OPERATING REVENUE AND GENERAL ASSESSMENT

The Company is subject to the Securities and Exchange Commission's determination of SIPC net operating revenues and general assessment. At June 30, 2011, the Company had SIPC net operating revenue $12,493,991 with a general assessment of $31,235 which is due by August 30, 2011. The Company plans to pay the assessment timely.

SUPPLEMENTAL SCHEDULES

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
Scottsdale Capital Advisors Corporation
Scottsdale, Arizona

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2011, which were agreed to by Scottsdale Capital Advisors Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Scottsdale Capital Advisors Corporation compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Scottsdale Capital Advisors Corporation management is responsible for the Scottsdale Capital Advisors Capital Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7T for the year ended June 30, 2011, noting a difference of $7,001 primarily from audit adjustments to current liabilities and shareholders' equity as set forth on Schedule I.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
August 5, 2011

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2011

		Audited Financial Statements	Focus X-17A-5 Part IIA	Difference
Net capital: Total stockholders equity		$ 390,394	383,393	$ 7,001
Deductions:				
Non-allowable assets:				
Prepaid expenses and other assets	$ 30,723	30,723	30,723	-
Net capital before haircuts on securities positions		359,671	352,670	7,001
Less: Haircuts on securities		20,210	20,210	-
Net capital		$ 339,461	332,460	$ 7,001
Total aggregate indebtedness		$ 732,633	739,633	$ (7,001)
Minimum net capital required ($100,000 or 6.67% indebtedness)		$ 100,000	100,000	$ -
Excess net capital		$ 239,461	232,460	$ (7,001)
Ratio of aggregate indebtedness to net capital		4.63 to 1	4.49 to 1	

Note: The difference between the net capital reported above and the net capital reported on form Focus X-17 A-5 Part 11A as of June 30, 2011 result primarily from audit adjustments to current liabilities and shareholders equity

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2011

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED JUNE 30, 2011

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED JUNE 30, 2011

Not Applicable

SCOTTSDALE CAPITAL ADVISORS CORPORATION
DETERMINATION OF SIPC NET OPERATING REVENUE AND GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 30, 2011

Total revenue	$ 13,682,264
Additions:	
Net loss from securities in investment accounts	-
Total revenue	13,682,264
Additions	12,000
Total additions	12,000
Deductions:	
Revenue from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	93,502
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	1,012,079
Net gain from securities in investment accounts	-
Other revenue not related either directly or indirectly to the securities business	94,692
Total deductions	1,200,273
SIPC net operating revenue	12,493,991
General assessment	$ 31,235

See independent auditors' report and accompanying notes

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Scottsdale Capital Advisors Corporation
Scottsdale, Arizona

In planning and performing our audit of the financial statements and supplemental schedules of Scottsdale Capital Advisors Corporation (the Company), for the year ended June 30, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
August 5, 2011



TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

ORANGE COUNTY
O: (949) 360-0545
F: (949) 606-0329

SAN DIEGO
O: (760) 683-9545
F: (760) 683-6798